Filed pursuant to Rule 424(b)(3)

Registration No. 333-271219

PROSPECTUS SUPPLEMENT NO. 5

(to Prospectus dated June 29, 2023)

Up to 58,022,778 Shares of Class A Common Stock

4,170,000 Warrants to Purchase Shares of Class A Common Stock

This prospectus supplement updates, amends and supplements the prospectus dated June 29, 2023 contained in our Registration Statement on Form S-1 (Registration No. 333-271219) (as supplemented or amended from time to time, the “Prospectus”). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in our Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 9, 2023, which is set forth below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which are to be delivered with this prospectus supplement, and are qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference. The Prospectus, together with this prospectus supplement, relates to the issuance by us of up to an aggregate of up to 9,920,000 shares of our Class A common stock, par value $0.0001 per share (“Class A Common Stock”) that are issuable upon the exercise of (i) 5,750,000 publicly traded warrants exercisable at a price of $11.50 per share (the “Public Warrants”), (ii) 4,120,000 private placement warrants issued in a private placement (the “Private Warrants”) exercisable at an exercise price of $11.50 per share and (iii) 50,000 warrants issued to the underwriter of our initial public offering and its designees (the “Underwriter Warrants”) at an exercise price of $11.50 per share (the “warrants”, including the Public Warrants, the Private Warrants and the Underwriter Warrants). The Prospectus, together with this prospectus supplement, also relates to the resale from time to time, upon the expiration of lock-up agreements, by (i) the selling stockholders named in this prospectus or their permitted transferees of up to 48,102,778 shares of our Class A Common Stock and (ii) the selling holders of 4,120,000 Private Warrants and 50,000 Underwriter Warrants.

Our Class A Common Stock and warrants are traded on the Nasdaq Capital Market under the symbols “AENT” and “AENTW,” respectively. On November 13, 2023, the closing price of our Class A common stock was $1.11 per share, and the closing price of our warrants was $0.01 per warrant.

Investing in our securities involves a high degree of risk. Before deciding whether to invest in our securities, you should consider carefully the risks and uncertainties under the heading “Risk Factors” beginning on page 12 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 14, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

(MARK ONE)

☒ QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarter ended September 30, 2023

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number: 001-40014

ALLIANCE ENTERTAINMENT HOLDING CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Delaware	85-2373325
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

8201 Peters Road, Suite 1000 Plantation, FL 33324
(Address of principal executive offices)

(954) 255-4000
(Issuer’s telephone number)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	AENT	The Nasdaq Stock Market LLC
Redeemable warrants, exercisable for shares of Class A common stock at an exercise price of $11.50 per share	AENTW	The Nasdaq Stock Market LLC

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒  No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definition of “large accelerated filer”, “accelerated filer”, and “smaller reporting company” in Rule 12b-2 of the Exchange Act.:

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes  ☐  No ☒

As of November 9, 2023, there were 50,965,970 shares of Class A common stock, $0.0001 par value, issued and outstanding.*

*Does not include up to 60 million shares of Class E contingent common stock which automatically convert into shares of Class A common in three equal tranches when the price of the Class A common stock reaches $20, $30, and $50 per share, and under a variety of conditions within five, seven and ten years.

ALLIANCE ENTERTAINMENT HOLDING CORPORATION

FORM 10-Q FOR THE QUARTER ENDED SEPTEMBER 30, 2023

i

PART I - FINANCIAL INFORMATION

Item 1. Unaudited Condensed Consolidated Financial Statements.

ALLIANCE ENTERTAINMENT HOLDING CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

($ in thousands)	September 30, 2023	June 30, 2023
	(Unaudited)
Assets
Current Assets
Cash	$1,225	$865
Trade Receivables, Net	93,504	104,939
Inventory, Net	159,432	146,763
Other Current Assets	7,054	8,299
Total Current Assets	261,215	260,866
Property and Equipment, Net	12,831	13,421
Operating Lease Right-of-Use Assets	3,971	4,855
Goodwill	89,116	89,116
Intangibles, Net	16,306	17,356
Other Long-Term Assets	1,019	1,017
Deferred Tax Asset, Net	4,132	2,899
Total Assets	$388,590	$389,530
Liabilities and Stockholders’ Equity
Current Liabilities
Accounts Payable	$154,745	$151,622
Accrued Expenses	5,962	9,340
Current Portion of Operating Lease Obligations	3,699	3,902
Current Portion of Finance Lease Obligations	2,494	2,449
Revolving Credit Facility, Net	125,684	133,281
Shareholder Loan (subordinated), Current	10,000	—
Contingent Liability	50	150
Promissory Note	—	495
Total Current Liabilities	302,634	301,239
Warrant Liability	82	206
Finance Lease Obligation, Non- Current	6,388	7,029
Operating Lease Obligations, Non-Current	754	1,522
Total Liabilities	309,858	309,996
Commitments and Contingencies (Note 12)
Stockholders’ Equity
Preferred Stock: Par Value $0.0001 per share, Authorized 1,000,000 shares, Issued and Outstanding 0 shares as of September 30, 2023 and June 30, 2023	—	—
Common Stock: Par Value $0.0001 per share, Authorized 550,000,000 shares at September 30, 2023, and at June 30, 2023; Issued and Outstanding 50,502,170 Shares as of September 30, 2023, and 49,167,170 at June 30, 2023	5	5
Paid In Capital	47,202	44,542
Accumulated Other Comprehensive Loss	(77)	(77)
Retained Earnings	31,602	35,064
Total Stockholders’ Equity	78,732	79,534
Total Liabilities and Stockholders’ Equity	$388,590	$389,530

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

ALLIANCE ENTERTAINMENT HOLDING CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended	Three Months Ended
($ in thousands except share and per share amounts)	September 30, 2023	September 30, 2022
Net Revenues	$226,755	$238,701
Cost of Revenues (excluding depreciation and amortization)	200,501	213,233
Operating Expenses
Distribution and Fulfillment Expense	11,714	14,865
Selling, General and Administrative Expense	14,439	14,731
Depreciation and Amortization	1,641	1,636
Transaction Costs	—	640
IC DISC Commissions	—	1,389
Restructuring Cost	47	—
Total Operating Expenses	27,841	33,261
Operating Loss	(1,587)	(7,793)
Other Expenses
Interest Expense, Net	3,140	2,354
Total Other Expenses	3,140	2,354
Loss Before Income Tax Benefit	(4,727)	(10,147)
Income Tax Benefit	(1,265)	(2,638)
Net Loss	(3,462)	(7,509)
Net Loss per Share – Basic and Diluted	$(0.07)	$(0.16)
Weighted Average Common Shares Outstanding	50,502,170	47,500,000

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Alliance Entertainment Holding Corporation

Condensed Consolidated Statements of Changes in Stockholders’ Equity

Three Months Ended September 30, 2023 (unaudited)

				Accumulated
	Common			Other
	Stock Shares		Paid In	Comprehensive	Retained
($ in thousands)	Issued	Par Value	Capital	(Loss)	Earnings	Total
Balances at June 30, 2023	49,167,170	$5	$44,542	$(77)	$35,064	$79,534
Issuance of Common Stock, net of transaction cost of $1.9 million	1,335,000	—	1,332	—	—	1,332
Stock-based Compensation Expense	—	—	1,328	—	—	1,328
Net loss	—	—	—	—	(3,462)	(3,462)
Balances at September 30, 2023	50,502,170	$5	$47,202	$(77)	$31,602	$78,732

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Alliance Entertainment Holding Corporation

Condensed Consolidated Statements of Changes in Stockholders’ Equity

Three Months Ended September 30, 2022 (unaudited)

	Common				Accumulated
	Stock			Cost of	Other
	Shares	Par	Paid In	Treasury	Comprehensive	Retained
($ in thousands)	Issued	Value	Capital	Stock	(Loss)	Earnings	Total
Balances at June 30, 2022	47,500,000	$5	$39,995	$(2,674)	$(66)	$71,668	$108,928
Net loss	—	—	—	—	—	(7,509)	(7,509)
Balances at September 30, 2022	47,500,000	$5	$39,995	$(2,674)	$(66)	$64,159	$101,419

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

ALLIANCE ENTERTAINMENT HOLDING CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended	Three Months Ended
($ in thousands)	September 30, 2023	September 30, 2022
Cash Flows from Operating Activities:
Net Loss	$(3,462)	$(7,509)
Adjustments to Reconcile Net Loss to
Net Cash Used in Operating Activities:
Depreciation of Property and Equipment	590	622
Amortization of Intangible Assets	1,051	1,014
Amortization of Deferred Financing Costs (Included in Interest)	42	208
Bad Debt Expense	87	178
Stock-based Compensation Expense	1,328	—
Changes in Assets and Liabilities, Net of Acquisitions
Trade Receivables	11,348	8,462
Related Party Receivable	—	245
Inventory	(12,669)	(27,025)
Income Taxes Payable\Receivable	(1,233)	(3,226)
Operating Lease Right-of-Use Assets	884	1,097
Operating Lease Obligations	(971)	(5,216)
Other Assets	1,142	2,345
Accounts Payable	3,123	(21,848)
Accrued Expenses	(3,999)	2,477
Net Cash Used in Operating Activities	(2,739)	(48,176)
Cash Flows from Investing Activities:
Cash Received for Business Acquisitions, Net of Cash Acquired	—	1
Net Cash Provided by Investing Activities	—	1
Cash Flows from Financing Activities:
Payments on Revolving Credit Facility	(260,259)	(230,934)
Borrowings on Revolving Credit Facility	252,621	278,449
Proceeds from Shareholder Note (Subordinated), Current	46,000	—
Payments on Shareholder Note (Subordinated), Current	(36,000)	—
Issuance of common stock, net of transaction costs	1,332	—
Payments on Financing Leases	(595)	—
Net Cash Provided by (Used in) Financing Activities	3,099	47,515
Net Increase (Decrease) in Cash	360	(660)
Cash, Beginning of the Period	865	1,469
Cash, End of the Period	$1,225	$809
Supplemental disclosure for Cash Flow Information
Cash Paid for Interest	$3,140	$2,013
Cash Paid for Income Taxes	$44	$293
Supplemental Disclosure for Non-Cash Investing Activities
Fixed Asset Financed with Debt	$—	$3,377

The accompanying notes are an integral part of these condensed consolidated financial statements

ALLIANCE ENTERTAINMENT HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2023

Note 1: Organization and Summary of Significant Accounting Policies

Alliance Entertainment Holding Corporation (“Alliance”) was formed on August 9, 2010. The Company provides full-service distribution of pre-recorded music, video movies, video games and related accessories, and merchandising to retailers and other independent customers primarily in the United States. It provides product and commerce solutions to “brick-and-mortar”, e-commerce retailers, and consumer direct websites, while maintaining trading relationships with manufacturers of pre-recorded music, video movies, video games and related accessories. The Company also provides third party logistics (3PL) products and services to customers.

On February 10, 2023, Alliance, Adara Acquisition Corp. (“Adara”) and a Merger Sub consummated the closing of the transactions contemplated by a Business Combination Agreement. Pursuant to the terms of the Business Combination Agreement, a business combination of Legacy Alliance (Alliance Entertainment Holding Corporation pre-Merger, as defined below) and Adara was affected by the merger of Merger Sub with and into Alliance (the “Merger” or the “Business Combination”), with Alliance surviving the Merger as a wholly- owned subsidiary of Adara. Following the consummation of the Merger on the closing date, Adara changed its name from Adara Acquisition Corp. to Alliance Entertainment Holding Corporation (the “Company”). See Note 16.

Pursuant to the Business Combination Agreement, Adara exchanged (i) 47,500,000 shares of Class A common stock of Adara to holders of common stock of Legacy Alliance and (ii) 60,000,000 shares of Class E common stock of Adara to the Legacy Alliance stockholders were placed in an escrow account to be released to such Legacy Alliance stockholders and converted into Class A common stock upon the occurrence of certain triggering events.

On July 1, 2022 the Company added Think3Fold LLC. to its portfolio.

Consolidated financial statements are presented for Alliance Entertainment Holding Corporation and business operations are conducted through seven subsidiaries. The Company’s corporate offices are headquartered in Plantation, FL, with primary warehouse facilities located in Shepherdsville, KY and Shakopee, MN.

The accompanying unaudited condensed consolidated financial statements include the accounts of the Company. All material intercompany balances and transactions have been eliminated in consolidation.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial statements. Accordingly, the accompanying unaudited condensed consolidated financial statements do not include certain information and footnotes required by GAAP for complete financial statements.

However, in management’s opinion, the accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting only of normal recurring accruals and adjustments) which are necessary in order to state fairly the Company’s results of operations, financial position, stockholders’ equity and cash flows as of and for the periods presented. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year or any other future period. The unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and related notes, including the Summary of Significant Accounting Policies, included in the Company’s Annual Report on Form 10-K filed October 19, 2023. The June 30, 2023, balance sheet information contained herein was derived from the Company’s audited consolidated financial statements as of that date included therein.

Basis for Presentation

The preparation of the unaudited condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The estimates and assumptions made may not prove to be correct, and actual results could differ from the estimates.

Significant estimates inherent in the preparation of the accompanying condensed unaudited consolidated financial statements include management’s estimates of sales returns, warrants fair value, rebates, inventory valuation, and inventory recoverability. On an ongoing basis, management evaluates its estimates compared to historical experience and trends, which form the basis for making judgments about the carrying value of assets and liabilities.

Liquidity and Going Concern

The accompanying unaudited condensed consolidated financial statements have been prepared assuming the Company will continue as a going concern. The going concern basis of presentation assumes that the Company will continue in operation one year after the date these financial statements are issued and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

Pursuant to the requirements of the Financial Accounting Standards Board’s (the “FASB”) Accounting Standards Codification (“ASC”) Topic 205-40, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, management must evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year from the date these financial statements are issued. This evaluation does not take into consideration the potential mitigating effect of management’s plans that have not been fully implemented or are not within control of the Company as of the date the financial statements are issued. When substantial doubt about the Company’s ability to continue as a going concern exists, management evaluates whether the mitigating effect of its plans sufficiently alleviates the substantial doubt. The mitigating effect of management’s plans, however, is only considered if both (1) it is probable that the plans will be effectively implemented within one year after the date that the financial statements are issued, and (2) it is probable that the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

The Company’s principal source of liquidity is its borrowing capacity under the revolving credit facility (the “Revolver”) with Bank of America, N.A. which matures on December 31, 2023, and cash generated from operations. The Company has suffered losses from operations and net cash used on operating activities for the three-month period ended September 30, 2023, and has a working capital deficit. Management is in active discussions with lenders to renew the Revolver prior to its maturity. These conditions raise substantial doubt regarding the Company’s ability to continue as a going concern for a period of at least one year from the date of issuance of these unaudited condensed consolidated financial statements. Management is currently evaluating cost reduction opportunities, process efficiencies, and its overall growth and diversification strategy. If the Company is unable to get an extension of its Revolver and implement sufficient mitigation efforts, the Company may be forced to limit its business activities or be unable to continue as a going concern, which would have a material adverse effect on its results of operations and financial condition.

Concentration of Credit Risk

Concentration of Credit Risk consists of the following at:

Revenue

	Three Months Ended	Three Months Ended
($ in thousands)	September 30, 2023	September 30, 2022
Customer #1	18.5%	24.9%
Customer #2	13.4%	10.5%
Customer #3	11.9%	*

Receivables Balance

($ in thousands)	September 30, 2023	June 30, 2023
Customer #1	26.1%	15.5%
Customer #2	10.3%	*
Customer #3	*	12.1%
Customer #4	*	10.5%

*Less than 10%

	Three Months Ended	Three Months Ended
Purchases	September 30, 2023	September 30, 2022
Supplier #1	20.1%	11.7%
Supplier #2	15.6%	10.3%
Supplier #3	12.6%	*

Payables	September 30, 2023	June 30, 2023
Supplier #1	16.9%	*
Supplier #2	15.7%	*
Supplier #3	*	12.3%

*Less than 10%

Accounting Pronouncements

In October 2021, The FASB issued ASU No. 2021-08, Accounting for contract Assets and Contract Liabilities from contracts with customers (Topic 805) (“ASU 2021-08”). ASU 2021-08 requires an acquirer in a business combination to recognize and measure contract assets and contract liabilities (deferred revenue) from acquired contracts using the revenue recognition guidance in Topic 606. At the acquisition date, the acquirer applies the revenue model as if it had originated the acquired contracts. ASU 2021-08 is effective for annual periods beginning after December 15, 2022, including interim periods within those fiscal years. The company adopted this ASU using the prospective approach method in July 2023. There have been no acquisitions since adoption and thus did not have a material impact on the Company’s condensed consolidated financial statements.

Note 2: Summary of Significant Accounting Policies

There have been no material changes or updates to the Company’s significant accounting policies from those described in Note 1 to the Company’s audited consolidated financial statements included in the Annual Report on Form 10-K for the fiscal year ended June 30, 2023.

Earnings per Share

Basic Earnings Per Share (“EPS”) is computed by dividing net income available to common shareholders by the weighted average shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue shares, such as stock options, warrants, and unvested restricted stock units, were exercised and converted into common shares and the impact would not be antidilutive. Diluted EPS is computed by dividing net income available to common shareholders by the weighted average shares outstanding during the period, increased by the number of additional shares that would have been outstanding if the potential shares had been issued and were dilutive. Contingently issuable shares are included in basic net loss per share only when there is no circumstance under which those shares would not be issued.

As a result of the Merger (see Note 16), the Company has retroactively adjusted the weighted average shares outstanding prior to February 10, 2023, to give effect to the Exchange Ratio used to determine the number of shares of Class A Common Stock into which they were converted.

The following table sets forth the computation of basic and diluted net earnings (loss) per share of Class A Common Stock for the three months ended September 30, 2023, and 2022:

	Three Months Ended	Three Months Ended
	September 30, 2023	September 30, 2022
Net Loss (in thousands)	$(3,462)	$(7,509)
Basic and diluted shares
Weighted-average Class A Common Stock outstanding	50,502,170	47,500,000
Loss per share for Class A Common Stock
— Basic and Diluted	$(0.07)	$(0.16)

There are 60,000,000 shares of contingently issuable Class A Common Stock that were not included in the computation of basic earnings (loss) per share since the contingencies for the issuance of these shares have not been met as of September 30, 2023. There are also 9,920,000 warrants outstanding and 260,000 restricted shares that have been excluded from diluted earnings per share because they are anti-dilutive

Note 3: Trade Receivables, Net

Trade Receivables, Net consists of the following at:

($ in thousands)	September 30, 2023	June 30, 2023
Trade Receivables	$95,637	$106,467
Less:
Allowance for Credit Losses	(290)	(235)
Sales Returns Reserve, Net	(1,344)	(1,470)
Customer Rebate and Discount Reserve	(499)	177
Total Allowances	(2,133)	(1,528)
Trade Receivables, Net	$93,504	$104,939

Trade Receivables, Net as of June 30, 2022 were $98.7 million.

Note 4: Inventory, Net

Inventory, Net (all finished goods) consists of the following at:

($ in thousands)	September 30, 2023	June 30, 2023
Inventory	$167,801	$156,016
Less: Reserves	(8,369)	(9,253)
Inventory, Net	$159,432	$146,763

Note 5: Other Current and Long-Term Assets

Other Current and Long-Term Assets consists of the following at:

($ in thousands)	September 30, 2023	June 30, 2023
Other Assets - Current
Prepaid Intellectual Property	$3,188	$2,890
Prepaid Insurance	802	1,365
Prepaid Manufacturing Components	344	164
Prepaid Rent	—	1,054
Prepaid Maintenance	1,614	1,572
Prepaid Shipping Supplies	1,106	1,254
Total Other Assets - Current	$7,054	$8,299

Other Long-Term Assets
Income tax receivable	747	747
Deposits	$272	$270
Total Other Long-Term Assets	$1,019	$1,017

Note 6: Property and Equipment, Net

Property and Equipment, Net consists of the following at:

($ in thousands)	September 30, 2023	June 30, 2023
Property and Equipment
Leasehold Improvements	$1,680	$1,680
Machinery and Equipment	29,537	29,537
Furniture and Fixtures	1,749	1,749
Capitalized Software	10,508	10,508
Equipment Under Capital Leases	12,488	12,488
Computer Equipment	1,626	1,626
Construction in Progress	—	154
	57,588	57,742
Less: Accumulated Depreciation and Amortization	(44,757)	(44,321)
Total Property and Equipment, Net	12,831	$13,421

Depreciation Expense for the three months ended September 30, 2023, and 2022 was $0.6 million, respectively.

Note 7: Goodwill and Intangibles, Net

	September 30, 2023	June 30, 2023
($ in thousands)
Goodwill, beginning of period	$89,116	$79,903
Additions from business acquisition	—	9,213
Goodwill, end of period	$89,116	$89,116

Intangibles, Net consists of the following at:

($in thousands)	September 30, 2023	June 30, 2023
Intangibles:
Customer Relationships	$78,000	$78,000
Trade Name - Alliance	5,200	5,200
Covenant Not to Compete	10	10
Mecca Customer Relationships	8,023	8,023
Customer List	12,760	12,760
Total	$103,993	$103,993
Accumulated Amortization	(87,687)	(86,637)
Intangibles, Net	$16,306	$17,356

During the three months ended September 30, 2023, and 2022, the Company recorded amortization expense of $1.0 million respectively.

Expected amortization over the next five years including the remainder of fiscal 2024 and thereafter, as of September 30, 2023, is as follows:

($ in thousands)	Intangible Assets
Year Ended June 30
2024	$2,926
2025	3,326
2026	3,014
2027	2,954
2028	1,931
Thereafter	2,155
Total Expected Amortization	$16,306

Note 8: Accrued Expenses

Accrued Expenses consists of the following at:

($ in thousands)	September 30, 2023	June 30, 2023
Marketing Funds Accruals	$3,587	$5,203
Payroll and Payroll Tax Accruals	1,607	2,765
Accruals for Other Expenses	768	1,372
Total Accrued Expenses	$5,962	$9,340

Note 9: Revolving Credit Facility

The Company has a Revolving Credit Facility with Bank of America, N.A. The Credit Facility was increased from $175 million to $225 million on June 30, 2022, but was reduced to $175 million on June 30, 2023, in connection with Amendment No. 12, as defined below. The Credit Facility carries a variable annual interest rate equal to the higher of the Prime rate, Federal Funds rate plus 0.5% or Bank of America Libor rate plus 2%, up to January 1, 2022, and SOFR plus a spread of 2.11% thereafter. The Company executed an amendment to its Credit Facility on January 24, 2022, (retroactive to January 1, 2022), to transition the interest rate benchmark from Libor to a Secured Overnight Financing Rate (SOFR). The effective interest rate on the Credit Facility using SOFR for the three months ended September 30, 2023, was 8.42% (SOFR plus a spread of 3.11%). The effective interest rate for the year ended June 30, 2023, was 6.00%. All assets (with certain capitalized lease exceptions) and interest in the assets of the Company are pledged as collateral under the Credit Facility.

The Credit Facility, which had its original maturity on September 29, 2023, was extended for 93-days in connection with Amendment No. 13, as defined below. Management is in active discussions with lenders to renew the Credit Facility.

The Credit Facility contains certain financial covenants with which the Company is required to comply. Failure to comply with the financial covenants contained in the Credit Facility could result in an event of default. An event of default, if not cured or waived, would permit acceleration of any outstanding indebtedness under the Credit Facility. The Company obtained a waiver for non-compliance with one non-financial covenant related to its delivery of the monthly financial statements and compliance certificates for the periods pertaining to June 30, 2022, July 31, 2022, and August 31, 2022. These non-compliances resulted in events of default under the Revolving Credit Facility and accordingly, the Credit Facility was classified as a current liability as of June 30, 2022.

On April 21, 2023, certain subsidiaries of the Company, as Borrowers thereunder (the “Borrowers”), entered into an Amendment Number Twelve and Waiver (“Amendment No. 12”) to the Credit Facility. Amendment No. 12 provides for the waiver by Bank of America and the Required Lenders (as defined in the Credit Facility) of certain specified events of default under the Credit Facility, including the failure by the Borrowers to meet the Fixed Charge Coverage Ratio covenant requirement for the twelve trailing months ended November 30, 2022, December 31, 2022, January 31, 2023 and February 28, 2023 and certain other non-financial covenant breaches, and modifies the Credit Facility to, among other things, (i) suspend the Fixed Charge Coverage Ratio covenant requirement until the first calendar month end for which the Borrowers are in compliance with such requirement (the “Fixed Charge Coverage Compliance Date”), and (ii) add an additional covenant requiring the Borrowers to maintain specified minimum levels of EBITDA, which requirement will remain in effect until the Fixed Charge Coverage Compliance Date. Pursuant to Amendment No. 12, the Borrowers agreed to pay a waiver fee in the amount of approximately $180,000.

On September 13, 2023, the Borrowers entered into Amendment Number Thirteen and Waiver (“Amendment No. 13”) to the Credit Facility. Amendment No. 13 provides for the waiver by Bank of America and the Required Lenders (as defined in the Credit Facility) of certain specified events of default under the Credit Facility, as of June 30, 2023 and thereafter, including a favored Equipment Lease Guaranty with Fifth Third Bank and short-term loans known as Ogilvie Loan Transactions ranging from $7.6 million to $17.0 million during the months of June, July and August, 2023 (Note 13). The parties acknowledge these are breaches of the covenants of the Credit Facility; however, the Required Lenders have waived the Specified Events of Default and amend the Credit Facility Agreement to extend the Revolver Termination Date for a period of 93 days to December 31, 2023.

Availability under the Credit Facility is limited by the Company’s borrowing base calculation, as defined in the Credit Agreement. In addition, there is a commitment fee of 0.25% for unused credit line with fees for the three months ended September 30, 2023, and 2022 of $0.33 million and $0.35 million respectively. Availability at September 30, 2023, was approximately $7 million with an outstanding revolver balance of $126 million. Availability at June 30, 2023, was $2 million with an outstanding revolver balance of $133 million. For the three months ended September 30, 2023, the Company was in compliance with covenants related to the delivery of its financial statements and compliance certificates.

Revolver Balance consists of the following at:

($ in thousands)	September 30, 2023	June 30, 2023
Bank of America Revolving Credit Agreement	$125,684	$133,323
Less: Deferred Finance Costs	—	(42)
Revolving Credit, Net	$125,684	$133,281

Note 10: Employee Benefits

Company Health Plans

The Company sponsors the Alliance Health & Benefits Plan (AHBP) consisting of the following plans: self-insured medical (PPO and HDHP), dental (PPO and HMO), vision, life Insurance, and short & long-term disability. The medical insurance is self-insured to a maximum company exposure of $225,000 per individual occurrence, at which time a stop loss policy covers the balance of covered claims. The Company contributes various percentages to different levels of premium coverage. As of September 30, 2023, the Company fully accrued for estimated run out exposure on a mature claim basis, as provided and calculated by our plan administrator.

The Dental insurance HMO is self-insured to a maximum per individual procedure based on a published schedule which measures exposure. The PPO policy is fully insured. The Company contributes various percentages to different levels of premium coverage. As of September 30, 2023, the Company was fully accrued for estimated run out exposure on a mature claim basis, as provided and calculated by the plan administrator. The vision plan, life insurance plan, and short and long-term disability plans are fully insured, sponsored by the Company and premiums are paid by the employer and employee based on various Board approved schedules. At September 30, 2023, and June 30, 2023, the accrued estimated run out exposure totaled approximately $218,000 and $218,000, respectively, for the medical and dental insurance plans. Accrued estimated runout exposure is included in accrued expenses on the condensed consolidated balance sheets.

401(k) Plan

The Company has the Alliance Entertainment 401(k) Plan (the Plan) covering all eligible employees of the Company. All employees over the age of 18 are eligible to participate in the Plan at the beginning of the month following the date of hire. The Plan has automatic deferral at the beginning of the month following the date of hire. Employees are automatically enrolled in the Plan with a 3% contribution; however, they have the option to increase/decrease their deferrals or opt out of the Plan at any time. The Company currently offers a match contribution of $0.50 of every dollar up to 4% of contribution percentage. The Company conducts a retirement plan review on an annual basis.

Note 11: Income Taxes

The effective tax rate was 26% for the three months ended September 30, 2023, and 2022 respectively. State tax rates vary among states and average approximately 7.0% although some state rates are higher, and a small number of states do not impose an income tax.

The federal statutory tax rate is 21.0% and the average state tax rate, net of the associated federal deduction is approximately 7%. For the three months ended September 30, 2023, and 2022, the difference between the Company’s effective tax rate and the federal statutory rate primarily resulted from state income taxes.

Note 12: Commitments and Contingencies

Commitments

The Company enters into various agreements with suppliers for the products it distributes. The Company had no long-term purchase commitments or arrangements with its suppliers as of September 30, 2023, and June 30, 2023.

Litigation, Claims and Assessments

We are exposed to claims, litigation and/or cyber-attacks of varying degrees arising in the ordinary course of business and use various methods to resolve these matters. When a loss is probable, we record an accrual based on the reasonably estimable loss or range of loss. When no point of loss is more likely than another, we record the lowest amount in the estimated range of loss and, if material, disclose the estimated range of loss. We do not record liabilities for reasonably possible loss contingencies but do disclose a range of reasonably possible losses if they are material and we are able to estimate such a range. If we cannot provide a range of reasonably possible losses, we explain the factors that prevent us from determining such a range. Historically, adjustments to our estimates have not been material. We believe the recorded reserves in our consolidated financial statements are adequate in light of the probable and estimable liabilities. We do not believe that any of these identified claims or litigation will be material to our results of operations, cash flows, or financial condition.

On March 31, 2023, a class action complaint, titled Matthew McKnight v. Alliance Entertainment Holding Corp. f/k/a Adara Acquisition Corp., Adara Sponsor LLC, Thomas Finke, Paul G. Porter, Beatriz Acevedo-Greiff, W. Tom Donaldson III, Dylan Glenn, and Frank Quintero, was filed in the Delaware Court of Chancery against our pre-Business Combination board of directors and executive officers and Adara Sponsor LLC, alleging breaches of fiduciary duties by purportedly failing to disclose certain information in connection with the Business Combination and by approving the Business Combination. We intend to vigorously defend the lawsuit. There can be no assurance, however, that we will be successful. At this time, we are unable to estimate potential losses, if any, related to the lawsuit. The Company has accrued $50,000 and $150,000 as of September 30, 2023, and June 30, 2023, respectively, based on the expected loss.

Note 13: Related Party Transactions

Interest-Charge Domestic International Sales Corporation (“IC-DISC”)

The Company had an affiliate, My Worldwide Marketplace, Inc., which was an IC-DISC and was established February 12, 2013. The IC-DISC was owned by the same shareholders of the Company, pre-Merger. Effective December 31, 2022, IC-DISC was discontinued and there will be no future accruals or commissions paid out.

The IC-DISC was organized to manage sales to certain qualified customers and receive commissions from the Company for this activity. The commissions expenses were $0 and $1.4 million for the three months ended September 30, 2023, and 2022.repectively. The commission was determined under formulas and rules defined in the law and regulations of the US tax code, and under these regulations, the commission was deductible by the Company and results in a specified profit to the IC-DISC. This net profit was not subject to federal income tax. The IC-DISC distributed the profit to its stockholders, who were taxed on the income as a dividend. The owners of the IC-DISC elected to forgive the commissions earned for the twelve months ended December 31, 2022. The forgiveness of $6.6 million was recorded as a deemed capital contribution by the Company Stockholders.

GameFly Holdings, LLC

On February 1, 2023, Alliance entered into a Distribution Agreement (the “Agreement”) with GameFly Holdings, Inc., a customer of Alliance that is owned by the principal stockholders of Alliance, which is effective from February 1, 2023, through March 31, 2028, at which time the Agreement continues indefinitely until either party provides the other party with six-month advance notice to terminate the Agreement. During the three months ended September 30, 2023 and 2022, Alliance had distribution revenue in the amount of $0.8 million and $0.7 million, respectively, recorded as net revenues in the unaudited condensed consolidated statements of operations.

MVP Logistics, LLC

During the three months ended September 30, 2023, and 2022 Alliance incurred costs with MVP Logistics, LLC, in the amount of $1.0 million, and $2.0 million, respectively, recorded as cost of revenues in the unaudited condensed consolidated statements of operations, for freight shipping fees, transportation costs, warehouse distribution, and 3PL management services (for Arcades) at the Redlands, California and South Gates, California distribution facilities.

MVP Logistics is an independent contractor, which is 33.3% owned by Joe Rehak, the SVP of Operations of COKeM International Limited, which was acquired by Alliance in September 2020, and the remaining 66.6% by unaffiliated third parties. Alliance believes the amounts payable to MVP Logistics are at fair market value. The MVP 3PL Logistics agreement for Redlands and Southgate, California is for a one-year term ending March 10, 2024, with one-year automatic renewals unless cancelled by either party.

Ogilvie Loans

On July 3, 2023 (the “Ogilvie 2023 Line of Credit”), (iii) borrowed $10,000,000 under the Ogilvie 2023 Line of Credit on July 3, 2023 and an additional $5,000,000 under the Ogilvie 2023 Line of Credit on July 10, 2023 (collectively, such loans the “July 2023 Ogilvie Loans”) and repaid the July 2023 Ogilvie Loans on July 26, 2023 (such repayment, together with the July 2023 Ogilvie Loans, the “July 2023 Ogilvie Loan Transactions”), and (iv) borrowed $17,000,000 under the Ogilvie 2023 Line of Credit on August 10, 2023 (such loan the “August 2023 Ogilvie Loan” and collectively with the June 2023 Ogilvie Loan and the July 2023 Ogilvie Loans, the “2023 Ogilvie Loans”) and repaid $7,000,000 of the August 2023 Ogilvie Loan on August 28, 2023 (such repayment, together with the August 2023 Ogilvie Loan, the “August 2023 Ogilvie Loan Transactions” and collectively with the June 2023 Ogilvie Loan Transactions and the July 2024 Ogilvie Loan Transactions, the “2023 Ogilvie Loan Transactions”). As of September 30, 2023, $10 million was outstanding on the Ogilvie Loans.

Alliance agreed to pay interest on the Loan at the rate of the Bloomberg Short-Term Bank Yield Index (BSBY) plus 3% per annum calculated daily. The expected interest cost to be paid to Mr. Ogilvie if BSBY remains at 5.16%. For the three-month ended September 30, 2023 $243,000 in interest was paid on the Ogilvie Loans.

Other Related Party Transactions

During the year ended June 30, 2023, two promissory notes of approximately $0.25 million were outstanding between Adara and two of its then shareholders to provide cash to pay operating costs. The notes do not accrue interest and were payable no earlier than when the Merger closes or February 10, 2023. On September 30, 2023, all related party promissory notes were paid in full.

Note 14: Leases

The Company leases offices and warehouse, computer equipment and vehicles. Certain operating leases may contain one or more options to renew. The renewal terms can extend the lease term from one to 13 years. The exercise of lease renewal options is at the Company’s sole discretion. Renewal option periods are included in the measurement of the Right of Use (ROU) asset and lease liability when the exercise is reasonably certain to occur.

The depreciable lives of assets and leasehold improvements are limited by the expected lease term unless there is a transfer of title or purchase option reasonably certain of exercise.

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. Payments due under the lease contracts include fixed payments plus, may include variable payments. The Company’s office space leases require it to make variable payments for the Company’s proportionate share of the building’s property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine the lease liability and are recognized as variable costs when incurred. Fixed payments may contain predetermined fixed rent escalations.

Operating leases are included in the following asset and liability accounts on the Company’s Balance Sheet: Operating Lease Right-of-Use Assets, Current Portion of Operating Lease Obligations, and Noncurrent Operating Lease Obligations. ROU assets and liabilities arising from finance leases are included in the following asset and liability accounts on the Company’s Consolidated Balance Sheet: Property & Equipment - Net, Current Portion of Finance Lease Obligation, and Noncurrent Finance Lease Obligations.

Components of lease expense were as follows for the three and nine months ended September 30, 2023, and 2022:

	Three Months	Three Months
	Ended	Ended
	September 30,	September 30,
($ in thousands)	2023	2022
Lease Cost
Finance Lease Cost:
Amortization of Right of Use Assets	$46	$51
Interest on lease liabilities	2	4
Operating Lease Cost	933	1,095
Short - Term Lease Cost	19	1
Variable Lease Cost	224	—
Total Lease Cost	$1,224	$1,151

Other Information
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from finance leases	$2	—
Operating cash flows from operating leases	$1,020	$1,176
Financing cash flows from finance leases	$49	—

Right of use assets obtained in exchange for new finance lease liabilities	$8,681	—
Right of use assets obtained in exchange for new operating lease liabilities	—	—
Net Right of use asset remeasurement	—	—

Weighted average remaining lease term - finance leases (in Years)	0.9	1.8
Weighted average remaining lease term - operating leases (in Years)	1.4	2.1
Weighted average discount rate - finance leases	3.7%	3.7%
Weighted average discount rate - operating leases	4.3%	4.1%

Maturities of operating and finance lease liabilities as of September 30, 2023 are as follows:

($ in thousands)	Operating Leases	Finance Leases
2024	3,013	2,297
2025	1,415	3,062
2026	113	2,977
2027	14	1,688
2028	3	—
Total Lease Payments	4,558	10,024
Less Imputed Interest	(105)	(1,142)
Total	4,453	8,882

Note 15: Business Acquisition

On July 1, 2022, Alliance purchased the Assets and Liabilities of Think3Fold, LLC, a collectibles distribution company for no consideration. The transaction expanded and diversified the Company’s portfolio of products and enabled scale and fixed cost leverage.

The results of operations of the acquired entity have been included in the Consolidated Financial Statements since July 1, 2022. The Company recognized $640,000 in acquisition related costs in the three months ended September 30, 2022, which are included in the consolidated statements of operations and comprehensive income within transaction costs.

Think3Fold revenue and earnings included in the Company’s consolidated statements of operations for the periods ended September 30, 2023 were $1.5 million and $0.2 million respectively.

As part of the Think3Fold acquisition, a contingent consideration, or earn-out, arrangement was established. The contingent consideration is contingent upon the achievement of certain predefined performance milestones from July 1, 2022, to June 30, 2025. The fair value of the contingent consideration was zero as of September 30, 2023 and as of June 30, 2023. Any subsequent changes in the fair value of the contingent consideration will be accounted for as an adjustment to the statement of operations and comprehensive (loss) income.

The Think3Fold acquisition was treated for accounting purposes as a purchase of Think3Fold using the acquisition method of accounting in accordance with ASC 805, Business Combination. Under the acquisition method of accounting, the aggregate consideration was allocated to the acquired assets and assumed liabilities, in each case, based on their respective fair value as of the closing date, with the excess of the consideration transferred over the fair value of the net assets acquired (or net liabilities assumed) being allocated to intangible assets and goodwill.

Allocation of purchase price consideration ($ in thousands)

Cash Acquired	$1
Trade Receivables	2,212
Inventory	7,853
Intangibles	3,000
Other Assets	19
Accounts Payable	(22,298)
Total identifiable net assets (liabilities)	(9,213)
Goodwill	9,213
Total Consideration	$—

Goodwill resulting from the Think3Fold acquisition is not deductible for tax purposes. This non-deductibility arises from the intrinsic nature of the transaction and applicable tax regulations. The recognized goodwill associated with the Think3Fold acquisition primarily comprises expected synergies, since the acquisition is expected to generate synergies in various aspects, including operational efficiencies and revenue growth. These synergies are a significant component of recognized goodwill, as they are anticipated to enhance the overall value of the combined entity.

Note 16: Merger

As disclosed in Note 1, on February 10, 2023, the Company completed the Merger with Adara and a Merger Sub, resulting in the Company becoming a publicly traded company. While Adara was the legal acquirer in the Merger, for financial accounting and reporting purposes under U.S. GAAP, Legacy Alliance was the accounting acquirer, and the Merger was accounted for as a “reverse recapitalization.” A reverse recapitalization (i.e., a capital transaction involving the exchange of stock by Adara for Legacy Alliance’s stock) does not result in a new basis of accounting, and the consolidated financial statements of the combined entity represent the continuation of the consolidated financial statements of Legacy Alliance. Accordingly, the consolidated assets, liabilities, and results of operations of Legacy Alliance became the historical consolidated financial statements of the combined company, and Adara’s assets, liabilities and results of operations were consolidated with Legacy Alliance beginning on the acquisition date. Operations prior to the Merger are presented as those of Legacy Alliance in future reports. The net assets of Adara were recognized at historical cost (which was consistent with carrying value), with no goodwill or other intangible assets recorded.

At the closing of the Merger, each of the then issued and outstanding shares of Alliance common stock were cancelled and automatically converted into the right to receive the number of shares of Adara common stock equal to the exchange ratio (determined in accordance with the Business Combination Agreement). The Company’s 900 shares of previously outstanding common stock were exchanged for 47,500,000 shares of Class A Common Stock. In addition, the treasury stock was cancelled. This change in equity structure has been retroactively reflected in the financial statements for all periods presented.

The following table summarizes the shares of Class A outstanding following consummation of the Merger:

Alliance Public Shares	167,170
Alliance Sponsor Shares	1,500,000
Legacy Alliance Shares	47,500,000
Total Shares of Common Stock Outstanding after Merger	49,167,170

Up to 60 million additional shares of Class A common stock may be issued to the Legacy Alliance shareholders at no cost and upon automatic conversion of the 60 million shares of Class E common stock based on future performance of the Company’s stock price, and warrants that can be exercised to purchase shares of Class A common stock at $11.50 per share (See Note 17). The 60 million shares of Class E common stock are held in an escrow account as additional consideration contingent on triggering events occurring within 10 years after the Merger. Upon reaching the following triggering events, the Class E shares will be released from the escrow account to the three major shareholders, and converted to Class A shares on a 1:1 basis:

●	If the stock price increases to $20 per share within five years, 20 million Class E shares will be released.
●	If the stock price increases to $30 per share within seven years, 20 million Class E shares will be released.
●	If the stock price increases to $50 per share within ten years, 20 million Class E shares will be released.

Each share of Class A and Class E common stock has one vote, and the common shares collectively will possess all voting power and will have the exclusive right to vote for the election of directors and on all other matters properly submitted to a vote of the stockholders. Since the Class E shares are subject to vesting conditions and meet the contingent exercise and settlement provisions to be considered indexed to the Company’s stock, they are accounted for as equity instruments, and are reflected as a reduction of retained earnings, at their fair value on the date of the Merger.

In connection with the Merger, the Company’s 2023 Omnibus Equity Incentive Plan (the “2023 Plan”) became effective. The 2023 Plan is a comprehensive incentive compensation plan under which the Company can grant equity-based and other incentives awards to based officers, employees and directors of, and consultants and advisers to, Alliance and its subsidiaries. The Company has reserved a total of 600,000 shares of common stock for issuance as or under awards to be made under the 2023 Plan. To the extent that an award lapses, expires, is canceled, is terminated unexercised or ceases to be exercisable for any reason, or the rights of its holder terminate, any common stock subject to such award shall again be available for the grant of a new award. The 2023 Plan shall continue in effect, unless sooner terminated, until the tenth anniversary of the date on which it is adopted by the Board of Directors (except as to awards outstanding on that date), and the Board of Directors in its discretion may terminate it at any time with respect to any shares for which awards have not theretofore been granted, provided certain conditions are met, in accordance with the 2023 Plan. The price at which a share may be purchased upon exercise of a share option shall be determined by the Plan Committee; provided, however, that such option price (i) shall not be less than the fair market value of a share on the date such share option is granted, and (ii) shall be subject to adjustment as provided in the 2023 Plan. As of September 30, 2023, 463,800 shares were awarded under the 2023 Plan.

Note 17: Warrants

As a result of the Merger, at June 30, 2023, there were 5,750,000 Public Warrants, 4,120,000 Private Placement Warrants and 50,000 Representatives Warrants issued and outstanding, each exercisable to purchase one share of Class A common stock at an exercise price of $11.50 (the “Warrants”).

The Company will not be obligated to deliver any shares of Class A common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act covering the issuance of the shares of Class A common stock underlying the Warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration. Additionally, no warrant will be exercisable, and the Company will not be obligated to issue shares of Class A common stock upon exercise of a warrant unless Class A common stock issuable upon such warrant exercise has been registered, qualified, or deemed to be exempt under the securities laws of the state of residence of the registered holder of the Warrants.

The Company filed with the SEC on April 11, 2023, its registration statement covering the shares of Class A common stock issuable upon exercise of the Warrants, to cause such registration statement to become effective and to maintain a current prospectus relating to those shares of Class A common stock until the warrants expire or are redeemed, as specified in the warrant agreement. The registration, as amended, became effective June 29, 2023.

Public Warrants

The Public Warrants qualify for the derivative scope exception under ASC 815 and are therefore classified as equity on the consolidated balance sheets. They may only be exercised for a whole number of shares. The Public Warrants are currently exercisable at $11.50 per share and will expire five years after the completion of the Merger or earlier upon redemption or liquidation. The Company may redeem for cash the outstanding Public Warrants:

●	in whole and not in part.
●	at a price of $0.01 per Public Warrant.
●	upon not less than 30 days’ prior written notice of redemption after the warrants become exercisable to each warrant holder; and
●	if, and only if, the reported last sale price of the Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations, and the like) for any 20 trading days within a 30-trading day period commencing once the Public Warrants become exercisable and ending three business days before the Company sends the notice of redemption to the warrant holders. If and when the Public Warrants become redeemable by the Company, the Company may exercise its redemption right.

Even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of shares of Class A common stock issuable upon exercise of the Public Warrants may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger, or consolidation. However, the Public Warrants will not be adjusted for issuances of Class A common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the Public Warrants.

Private Placement Warrants:

The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering but are classified as liabilities on the consolidated balance sheet as they are not considered indexed to the company’s own stock. Additionally, the Private Placement Warrants are exercisable on a cashless basis and are non-redeemable, so long as they are held by the initial purchasers or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants as described above.

Representative Warrants

The Company issued Representative Warrants, for minimal consideration to ThinkEquity, a division of Fordham Financial Management, Inc. (and/or its designees), in a private placement simultaneously with the closing of Alliance’s initial public offering, which are also classified as liabilities on the consolidated balance sheet. The Representative Warrants are identical to the Private Warrants except that so long as the Representative Warrants are held by ThinkEquity (and/or its designees) or its permitted transferees, the Representative Warrants (i) will not be redeemable by the Company, (ii) may be exercised by the holders on a cashless basis, (iii) are entitled to registration rights and (iv) are not exercisable more than five years from the effective date of the Merger.

Note 18: Fair Value

The Company complies with the provisions of FASB ASC 820, Fair Value Measurements, for its financial and non-financial assets and liabilities. ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis.

The Company accounts for certain assets and liabilities at fair value. The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. The company categorizes each of its fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

Level 1 – Quoted prices are available in active markets for identical assets or liabilities at the reporting date. Generally, this includes debt and equity securities that are traded in an active market.

Level 2 – Observable inputs other than Level 1 prices such as quote prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Generally, this includes debt and equity securities that are not traded in an active market.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or other valuation techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. As of September 30, 2023, the Company has classified the private placement warrants and the representative warrants as Level 3 fair value measurements. Management evaluates a variety of inputs and then estimates fair value based on those inputs. As discussed below, the Company utilized the Lattice Model in valuing the Warrants.

The fair value of cash and cash equivalents, other assets, revolving credit facility, shareholder loan, accounts payable and accrued expenses approximate their carrying value due to the short-term maturities of these items. The fair value of the company’s revolving credit facility and shareholder loan, which are considered a Level 2 fair value measurement, approximates their carrying value because they have a variable interest rate.

The Company recomputes the fair value of the Private and the Representative Warrants at the issuance date and the end of each quarterly reporting period. Such value computation includes subjective input assumptions that are consistently applied each period. If the Company were to alter its assumptions or the numbers input based on such assumptions, the resulting fair value could be materially different.

The Company utilized the following assumptions to estimate fair value of the Private Warrants and Representative Warrants as of September 30, 2023.

Stock Price	$1.11
Exercise price per share	$11.50
Risk-free interest rate	4.61%
Expected term (years)	4.1
Expected volatility	48.60%
Expected dividend yield	—

The significant assumptions using the Lattice model approach for valuation of the Warrants were determined in the following manner:

(i)	Risk-free interest rate: the risk-free interest rate is based on the U.S. Treasury rate with a term matching the time to expiration.
(ii)	Expected term: the expected term is estimated to be equivalent to the remaining contractual term.
(iii)	Expected volatility: expected stock volatility is based on daily observations of the Company’s historical stock value and implied by market price of the public warrants, adjusted by guideline public company volatility.
(iv)	Expected dividend yield: expected dividend yield is based on the Company’s anticipated dividend payments. As the Company has never issued dividends, the expected dividend yield is 0% and this assumption will be continued in future calculations unless the Company changes its dividend policy.

The table below presents the balances of assets and liabilities measured at fair value on a recurring basis by level within the hierarchy as (in thousands):

	As of September 30, 2023
	Total	Level 1	Level 2	Level 3
Private Placement and Representative Warrants	$82	$—	$—	$82

The table below presents the change in number and fair value of the Private and Representative Warrants since June 30, 2023: (in thousands, except the number of shares)

	Private Warrants		Representative Warrants		Total
	Shares	Value	Shares	Value	Shares	Value
June 30, 2023	4,120,000	$203	50,000	$3	4,170,000	$206
Exercised	—	—	—	—	—	—
Change in value	—	$(122)	—	$(2)	—	$(124)
September 30, 2023	4,120,000	$81	50,000	$1	4,170,000	$82

Note 19: Stock-Based Compensation

As part of the merger with Adara on February 10, 2023, 600,000 shares were authorized for a one-time employee stock plan. Total restricted stock awards of 463,800 shares were granted to employees on June 15, 2023, by approval of the compensation committee. The shares fully vest on October 4, 2023.The company does not have an annual stock-based compensation plan.

Number of RSAs
Outstanding as of June 30, 2023	459,200
Granted	—
Forfeited	—
Outstanding as of September 30, 2023	459,200

In connection with awards granted, the Company recognized $1.3 million in stock-based compensation expense during the three months ended September 30, 2023.

Note 20 – Issuance of Common Stock

During the three months ended September 30, 2023, the Company sold 1,335,000 shares of its Class A common stock at $3.00 per share, resulting in net proceeds of approximately $1.3 million after deducting underwriter discounts and offering expenses. This capital raise allowed the Company to generate gross proceeds, with a portion allocated to underwriting discounts, offering related expenses, and representative’s warrants. Net proceeds were determined after accounting for these expenses.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The objective for the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” is to provide information the Company’s management team believes is necessary to achieve an understanding of its financial condition and the results of business operations with particular emphasis on the Company’s future and should be read in conjunction with the Company’s audited consolidated financial statements, and footnotes.

This analysis contains forward-looking statements concerning the Company’s performance expectations and estimates. Other than statements with historical context, commentary should be considered forward- looking and carries with it risks and uncertainties. See “Statement Regarding Forward-Looking Statements” and Part I, Item 1A. Risk Factors, of this Form 10-Q for a discussion of other uncertainties, risks and assumptions associated with these statements.

Alliance is a leading global wholesaler, direct-to-consumer (“DTC”) distributor and e-commerce provider for the entertainment industry. Alliance serves as the gateway between well-known international branded manufacturers of entertainment content, such as Universal Pictures, Warner Brothers Home Video, Walt Disney Studios, Sony Pictures, Lionsgate, Paramount, Universal Music Group, Sony Music, Warner Music Group, Microsoft, Nintendo, Take Two, Electronic Arts, Ubisoft, Square Enix, and others, and leading retailer customers in the United States and internationally, including Walmart, Amazon, Best Buy, Barnes & Noble, Wayfair, Costco, Dell, Verizon, Kohl’s, Target and Shopify, among others. The Company distributes its physical media, entertainment products, hardware, and accessories through an established multi-channel strategy. The Company currently sells its products that it is allowed to export to more than 100 countries around the world.

Alliance provides state-of-the art warehousing and distribution technologies, operating systems and services that seamlessly enable entertainment product transactions to better serve customers directly or through our distribution affiliates. These technology-led platforms with access to the Company’s in stock inventory of over 375,000 SKU products, consisting of vinyl records, video games, compact discs, DVD, Blu-Rays, toys, and collectibles, combined with Alliance’s sales and distribution network, create a modern entertainment physical product marketplace that provides the discerning customer with enhanced options on efficient consumer-friendly platforms inventory. Alliance is the retailers’ back office for in-store and e-commerce solutions. All electronic data interchange (“EDI”) and logistics are operational and ready for existing retail channels to add new products.

Merger and Business Acquisition

Alliance has a proven history of successfully acquiring and integrating competitors and complementary businesses. The Company will continue to evaluate opportunities to identify targets that meet strategic and economic criteria.

On July 1, 2022, Alliance purchased the assets and liabilities of Think3Fold, LLC, a collectibles distribution company. This acquisition resulted in increased shelf space at our largest customer and expanded our product offerings.

On February 10, 2023, AENT Corporation (f/k/a Alliance Entertainment Holding Corporation) (“Legacy Alliance”), Adara Acquisition Corp. (“Adara”) and Adara Merger Sub, Inc. (“Merger Sub”) consummated the closing of the transactions contemplated by the Business Combination Agreement, dated as of June 22, 2022, by and among Adara, Merger Sub and Legacy Alliance. Pursuant to the terms of the Business Combination Agreement, a business combination of Legacy Alliance and Adara was affected by the merger of Merger Sub with and into Alliance (the “Merger” or the “Business Combination”), with Alliance surviving the Merger as a wholly-owned subsidiary of Adara. Following the consummation of the Merger on the closing of the Business Combination, Adara changed its name from Adara Acquisition Corp. to Alliance Entertainment Holding Corporation (the “Company”).

While the legal acquirer in the Business Combination Agreement was Adara, for financial accounting and reporting purposes under U.S. GAAP, Legacy Alliance was the accounting acquirer, and the Merger was accounted for as a “reverse recapitalization.” A reverse recapitalization (i.e., a capital transaction involving the exchange of stock by Adara for Legacy Alliance’s stock) does not result in a new basis of accounting, and the consolidated financial statements of the combined entity represent the continuation of the consolidated financial statements of Legacy Alliance in many respects. Accordingly, the consolidated assets, liabilities, and results of operations of Legacy Alliance became the historical consolidated financial statements of the combined company, and Adara’s assets, liabilities and results of operations were consolidated with Legacy Alliance beginning on the acquisition date. Operations prior to the Merger are presented as those of Legacy Alliance in future reports. The net assets of Adara were recognized at historical cost (which was consistent with carrying value), with no goodwill or other intangible assets recorded.

Upon consummation of the Merger, the most significant change in Legacy Alliance’s future reported financial position and results of operations was a decrease in net Equity of $787,000 as compared to Legacy Alliance’s consolidated balance sheet.

As a result of the Merger, Alliance Entertainment became the successor to an SEC-registered company, which requires us to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. We expect to incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting, legal and administrative resources, including increased audit and legal fees.

Macroeconomic Uncertainties

Unfavorable conditions in the economy in the United States and abroad may negatively affect the growth of our business and have affected our results of operations. For example, macroeconomic events, including rising inflation, the U.S. Federal Reserve raising interest rates, recent bank failures, the Russia-Ukraine war and the lingering effects of the COVID-19 pandemic have led to economic uncertainty globally. The effect of macroeconomic conditions may not be fully reflected in our results of operations until future periods. If, however, economic uncertainty increases or the global economy worsens, our business, financial condition and results of operations may be harmed. For further discussion of the potential impacts of macroeconomic events on our business, financial condition, and operating results, see the section titled Part I “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended June 30, 2023, including the risk factor titled “Unstable market and economic conditions have had and may continue to have serious adverse consequences on our business, financial condition and share price.”

Key Performance Indicators

Management monitors and analyzes key performance indicators to evaluate financial performance, including:

Net Revenue: To derive Net Revenue, the Company reduces total gross sales by customer returns, returns reserve, and allowances including discounts.

Cost of Revenues (excluding depreciation and amortization): Our cost of revenues reflects the total costs incurred to market and distribute products to customers. Changes in cost are impacted primarily by sales volume, product mix, product obsolescence, freight costs, and market development funds (“MDF”).

Operating Expenses: Our Operating Expenses are the direct and indirect costs associated with the distribution and fulfillment of products and services. They include both Distribution and Fulfillment and Selling, General and Administrative (SG&A) Expenses. The Distribution and Fulfillment Expenses are the payroll and operating expenses associated with the receipt, warehousing, and distribution of product.

Margins: To analyze profitability, the Company reviews gross and net margins in dollars and as a percent of revenue by line of business and product line.

Selling, General and Administrative Expenses: The Selling, General and Administrative Expenses are payroll and operating costs for Information Technology, Sales & Marketing, and General & Administrative functions. In addition, we include Depreciation and Amortization expenses and Transaction Costs, if applicable.

Balance Sheet Indicators: The Company views cash, product inventory, accounts payable, and working capital as key indicators of its financial position.

Alliance Entertainment Holding Corporation

Results of Operations Three Months Ended September 30, 2023, Compared to Three Months Ended

September 30, 2022

	Three Months Ended	Three Months Ended
($ in thousands except shares)	September 30, 2023	September 30, 2022
Net Revenues	$226,755	$238,701
Cost of Revenues (excluding depreciation and amortization)	200,501	213,233
Operating Expenses
Distribution and Fulfillment Expense	11,714	14,865
Selling, General and Administrative Expense	14,439	14,731
Depreciation and Amortization	1,641	1,636
Transaction Costs	—	640
IC DISC Commissions	—	1,389
Restructuring Costs	47	—
Total Operating Expenses	27,841	33,261
Operating Loss	(1,587)	(7,793)
Other Expenses
Interest Expense, Net	3,140	2,354
Total Other Expenses	3,140	2,354
Loss Before Income Tax Benefit	(4,727)	(10,147)
Income Tax Benefit	(1,265)	(2,638)
Net Loss	(3,462)	(7,509)

Net Revenue: Year-over-year, total Net Revenues decreased from $239 million to $227 million (-$12 million, -5.0%) for the three months ended September 30, 2023. Along with other Retailers and Distributors in the United States, we are not immune to the macroeconomic headwinds caused by increased inflation and relatively high interest rates. Our business to business (“B2B”) customer base, which are primarily retailers, are reacting relatively conservatively with their inventory positions due to these economic uncertainties and the subsequent change in consumer demand. Alliance Entertainment stands out as a value-added retail distributor thanks to our exclusive distribution rights for approximately 160 studios and labels in the film and music industry. This extensive portfolio of unique content enables us to cater to bulk B2B and direct-to-consumer (DTC) businesses with a vast selection of products unavailable through other distributors. Our unique DTC suite of distribution and inventory solutions for the e-commerce retail industry enabled approximately one third our gross sales revenue for the three months ended September 30, 2023.

Year over year, Vinyl record sales increased from $66 million to $67 million ($1 million, 1.3%) for the three months ended September 30, 2023. The average selling price of Vinyl was up 3.9% and partially offset by decreased volume resulting in the 1.3% increase in revenue growth versus the prior year. Music Compact Discs (CDs) increased from $32 million to $33 million ($1 million, 3.3%). The popularity of K-Pop helped us realize an 8% increase in the average selling price of CDs, however, the decline in volume offset some of the gains resulting in a 3.3% year-over-year revenue improvement. Similarly, physical movie sales, which include DVDs, Blu-Ray, and Ultra HD, increased from $43 million to $47 million ($4 million, 7.9%) versus the same period last year. The average selling price of physical film products significantly increased year over year and more than offset the decline in volume. The consistent flow of new theatrical releases continues to drive home video sales, and when combined with the release of 4K content, drove the average selling price higher. Consumer Products revenue decreased from $18 million to $11 million (-$7 million, or -40.4%) versus the prior year as the Toys & Collectibles industry grapples with normalizing sales volume in the post-pandemic era. Gaming product revenue declined from $71 million to $53 million (-$18 million, -25.9%). The average selling price in Gaming significantly increased year over year but was offset by the decrease in volume. This revenue mix shift due to price and volume was twofold: first, Arcade sales were down 50% year over year as we reduced our inventory footprint and focused on profitable sales; and second, we mixed out lower priced value games that typically drive volume, but low margin.

Cost of Revenues: Total cost of revenues, excluding depreciation and amortization, decreased from $213 million to $201 million (-$12 million or -6%) year over year primarily due to the direct relation of product costs to sales volume. However, Gross Margin dollars increased year over year as product margins improved from 10.7% to 11.6%. The Gross Margin increase for the three months ended September 30, 2023, over the same period prior year, was primarily due to less overstock inventory resulting in fewer markdowns.

Operating Expenses: Total Operating Expenses decreased from $33.3 million to $27.8 million and decreased as a percentage of net revenue over the same period of the year from 13.9% to 12.3%. Total Distribution and Fulfillment Expense declined 21% and decreased from 6.2% to 5.2% as a percentage of net revenue for the three months ended September 30, 2023, versus the same period prior year. Fulfillment payroll was $7.3 million for the three months ended September 30, 2023, and $9.8 million for the same period of the prior year. Despite low unemployment rates, the average cost per labor hour was up approximately 1% versus the prior year as we reduced our use of overtime. To address the scarcity of labor resources, we have invested in warehouse automation and will continue to use temporary labor forces to manage changes in demand. We believe that for the foreseeable future, there will continue to be upward pressure on labor costs and availability. Total Selling, Administrative, and General costs decreased by $1.5 million compared to the same period last year due primarily due to the reduction in workforce last Spring to right size the back-office support for the business. IC DISC Commissions were $0 for the three months ended September 30, 2023, versus $1.3 million for the same period of the prior year. The IC DISC has been discontinued as of December 31, 2022, and no additional expenses will be incurred.

Interest Expense: For the three months ended September 30, 2023, Interest Expense increased from $1.9 million to $2.6 million ($0.7 million) versus the same period of the prior year. The primary driver was an increase of our effective interest rate from 4.6% to 8.5% and offset by a reduction of the average revolver balance from $168 million to $124 million (-$44 million) over the same period of the year.

Income Tax: For the three months ended September 30, 2023, an income tax benefit of $1.3 million was recorded compared to a benefit of $2.6 million for the same period in the prior year. Alliance reported a pretax loss of $4.7 million and pretax loss of $10.1 million for the three-months ended September 30, 2023, and 2022, respectively. The annual effective tax rate (“ETR”) for the three months ended September 30, 2023, was 27%.

Non-GAAP Financial Measures: For the three months ended September 30, 2023, we had non-GAAP Adjusted EBITDA of approximately $1.3 million compared with Adjusted EBITDA of approximately $(4.1) million in the same period of the prior year. We define Adjusted EBITDA as net gain or loss adjusted to exclude: (i) income tax expense; (ii) other income (loss); (iii) interest expense; and (iv) depreciation and amortization expense and (v) other infrequent, non- recurring expenses. Our method of calculating Adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. We use Adjusted EBITDA to evaluate our own operating performance and as an integral part of our planning process. We present Adjusted EBITDA as a supplemental measure because we believe such a measure is useful to investors as a reasonable indicator of operating performance. We believe this measure is a financial metric used by many investors to compare companies. This measure is not a recognized measure of financial performance under GAAP in the United States and should not be considered as a substitute for operating earnings (losses), net earnings (loss) from continuing operations or cash flows from operating activities, as determined in accordance with GAAP. See the table below for a reconciliation, for the periods presented, of our GAAP net income (loss) to Adjusted EBITDA.

	Three Months Ended	Three Months Ended
($ in thousands)	September 30, 2023	September 30, 2022
Net Loss	$(3,462)	$(7,509)
Add back:
Interest Expense	3,140	2,354
Income Tax Benefit	(1,265)	(2,638)
Depreciation and Amortization	1,641	1,636
EBITDA	$54	$(6,157)
Adjustments
IC-DISC	—	1,389
Stock-based Compensation Expense	1,328	—
SPAC Transaction Cost	—	640
Change In Fair Value of Warrants	(124)	—
Restructuring Cost	47	—
Adjusted EBITDA	$1,305	$(4,128)

LIQUIDITY AND CAPITAL RESOURCES

Liquidity: As of September 30, 2023, we had cash and cash equivalents and borrowing capacity under the Loan and Security Agreement (the “Credit Facility”) with Bank of America, N.A. of $1.2 million and of $7.2 million, respectively. Our primary sources of liquidity are existing cash and cash equivalents, cash provided by operating activities, and borrowings under our credit facilities. On September 29, 2020, the credit line with Bank of America was extended for three years and increased from $125 million to $175 million. On June 30, 2022, the credit line with Bank of America was amended for the current period which ended September 29, 2023, and increased from $175 million to $225 million. On April 21, 2023, in connection with the Amendment No. 12 as defined below, the Credit Facility with Bank of America was reduced from $225 million to $175 million.

	September 30,	June 30,
($in millions)	2023	2023
Revolver Balance	$126	$133
Availability	7	2

Our principal source of liquidity is our borrowing capacity under the Credit Facility with Bank of America and cash generated from operations. The Credit Facility, which was scheduled to expire on September 29, 2023, was extended for 93-days in connection with Amendment No. 13 as defined below. Management is in active discussions with lenders to renew the Credit facility and expect to have it in place prior to the expiration of the revised term which expires on December 31, 2023. Since we do not have a revised long-term revolver in place, along with the Company’s losses from operations, there is a substantial doubt as to the Company’s ability to continue as a going concern for one year from the issuance of the September 30, 2023 financial statements. The consolidated financial statements included herein have been prepared assuming that we will continue as a going concern and do not include mitigation efforts that might result from the outcome of this uncertainty. Management is currently evaluating cost reduction opportunities, process efficiencies, and its overall growth and diversification strategy. If we are unable to get an extension of the Credit Facility and implement our mitigation efforts, we may need to alter our operations including ceasing some functions.

As disclosed in Note 9, on April 21, 2023, certain subsidiaries of the Company, as Borrowers thereunder (the “Borrowers”), entered into an Amendment Number Twelve and Waiver (“Amendment No. 12”) to the Credit Facility. Amendment No. 12 provides for the waiver by Bank of America and the Required Lenders (as defined in the Credit Facility) of certain specified events of default under the Credit Facility, including the failure by the Borrowers to meet the Fixed Charge Coverage Ratio covenant requirement for the twelve trailing months ended November 30, 2022, December 31, 2022, January 31, 2023 and February 28, 2023 and certain other non-financial covenant breaches, and modifies the Credit Facility to, among other things, (i) suspend the Fixed Charge Coverage Ratio covenant requirement until the first calendar month end for which the Borrowers are in compliance with such requirement (the “Fixed Charge Coverage Compliance Date”), and (ii) add an additional covenant requiring the Borrowers to maintain specified minimum levels of EBITDA, which requirement will remain in effect until the Fixed Charge Coverage Compliance Date. Pursuant to Amendment No. 12, the Borrowers agreed to pay a waiver fee in the amount of approximately $180,000.

On September 13, 2023, certain subsidiaries of the Company, as Borrowers thereunder (the “Borrowers”), entered into an Amendment Number Thirteen and Waiver (“Amendment No. 13”) to the Credit Facility. Pursuant to Amendment No. 13, (i) the termination date of the Credit Facility was extended to December 31, 2023, (ii) the definitions of Subordinated Debt and Permitted Contingent Obligations were amended, (iii) the Borrowers are not permitted to create, incur, guarantee or offer to exit any new debt or liens, other than certain specified liens, or to make or declare any distribution, other than certain permitted distributions, (iv) loans and advances that were previously permitted, as well as previously permitted acquisitions, will be considered restricted investments and may not be made, (v) the Borrowers may not make any loans or advances of money to any persons, and (vi) the lenders waived certain events of default, including certain breaches of negative covenants.

On October 31, 2023, Alliance Entertainment Holding Corporation signed a letter of intent (LOI) with a financial institution to secure three-year funding of up to a $150MM senior secured credit facility, the proceeds of which would be used to refinance the existing credit facility, fund working capital needs and provide for general corporate purposes.

The LOI or Intent of Interest is non-binding and is subject to due diligence, negotiation, and the execution of definitive agreements. There can be no assurance that a definitive agreement will be reached, or that the contemplated transaction will be completed.

The signing of the LOI or Intent of Interest represents an initial step in exploring this potential opportunity and does not guarantee the ultimate consummation of the transaction.

Our liquidity position has not changed significantly since the Merger, and we intend to principally rely on our borrowing capacity under the Credit Facility as well as any renewal of such facility. Since the exercise price of the Warrants of $11.50 per share is significantly greater than the current market price of the Class A common stock, we do not expect the Warrants to be exercised until such time, if ever, that the market price of the Class A common stock exceeds the exercise price of the Warrants. Although the Company does not currently intend to do so, following this offering, the Company may seek to raise additional capital through the sale of equity securities.

The receipt of cash proceeds from the exercise of our Warrants is dependent upon the market price exceeding the $11.50 exercise price and the Warrants being exercised for cash. The $11.50 exercise price per share of the Warrants is considerably higher than the $1.09 closing sale price of the Class A common stock on November 7, 2023. If the price of our Class A common stock remains below the respective Warrant exercise prices per share, we believe warrant holders will be unlikely to cash exercise their Warrants, resulting in little or no cash proceeds to us.

In addition, we may lower the exercise price of the Warrants in accordance with the Warrant Agreement to induce the holders to exercise such warrants. We may effect such reduction in exercise price without the consent of such warrant holders and such reduction would decrease the maximum amount of cash proceeds we would receive upon the exercise in full of the Warrants for cash. Further, the holders of the Private Warrants and the Underwriter Warrants may exercise such Warrants on a cashless basis at any time and the holders of the Public Warrants may exercise such Warrants on a cashless basis at any time a registration statement is not effective and a 10-K is not currently available for the issuance of shares of Class A common stock upon such exercise. Accordingly, we would not receive any proceeds from a cashless exercise of Warrants.

Cash Flow: The following table summarizes our net cash provided by or used on operating activities, investing activities and financing activities for the periods indicated and should be read in conjunction with our consolidated financial statements for the three months ended September 30, 2023 and 2022.

	Three Months Ended
($ in thousands)	September 30, 2023	September 30, 2022
Net Loss	$(3,462)	$(7,509)
Net Cash (Used In) Provided By:
Operating Activities	(2,739)	(48,176)
Investing Activities	—	1
Financing Activities	3,099	47,515

For the three months ended September 30, 2023, on a net loss of $(3.5) million, the Company’s cash used in operating activities was $(2.7) million versus $(48.2) million used in operations for the three months ended September 30, 2022. The primary drivers, compared to the same three-month period last year, was a $4.0 million improvement in Net Income combined with a $12.7 million increase in Inventory versus an increase of $27.0 million for same three month period prior year. The key driver was approximately $128 million less inventory on-hand to support sales for the three months ended September 30, 2023, due to the relatively high inventory position on September 30, 2022, because of the supply chain disruptions that occurred in the prior year. The $12.7 million increase in Inventory for the three months ended September 30, 2023, was offset of $11.3 million decline in Trade Receivables.

The cashflow from investing activities was $0 for the three months ended September 30, 2023. For the same period prior year, the change was marginal due to the combined net working capital structure of the acquisition transaction attributed to Cash Paid for Business Acquisition of Think3Fold that was acquired for no consideration.

Net cash provided by financing activities was $3.1 million for the three months ended September 30, 2023 versus cash provided of $47.5 million for the same period prior year. The primary reason for the decline was reduced borrowing necessary to maintain desired inventory levels which have declined from $287 million to $159 million (-$128 million or -44%) at September 30, 2022 and 2023, respectively. Similarly, our debt service exposure declined as the revolver balance declined from $184 million to $126 million (-$58 million or -32%) from September 30, 2022 to 2023.

Critical Accounting Policies and Estimates

The consolidated financial statements and disclosures have been prepared in accordance with generally accepted accounting principles (GAAP) which requires that management apply accounting policies, estimates, and assumptions that impact the results of operations and the reported amounts of assets and liabilities in the financial statements. Management uses estimates and judgments based on historical experience and other variables believed to be reasonable at the time. Actual results may differ from these estimates under a separate set of assumptions or conditions. Note 1 of the Notes to the Consolidated Financial Statements includes a summary of the significant accounting policies and methods used by the Company in the preparation of its consolidated financial statements. Management believes that of the Company’s significant accounting policies and estimates, the following involve a higher degree of judgment or complexity:

Inventory and Returns Reserve: Product inventory is recorded at the lower of cost or net realizable value. The valuation of inventory requires significant judgment and estimates, including evaluating the need for any adjustments to net realizable value related to excess or obsolete inventory to ensure that the inventory is reported at the lower of cost or net realizable value. For all product categories, the Company records any adjustments to net realizable value, if appropriate, based on historical sales, current inventory levels, anticipated customer demand, and general market conditions.

For the year ended June 30, 2023, the Company performed a net realizable value analysis to determine if a reserve or write- down was necessary for excess or obsolete inventory. The two most critical assumptions in the analysis were the estimated monthly sales and the average sales price. In the analysis of the average sales price, we considered our master pricing list or alternative approximations of net realizable value including: (a) Estimates based on fluctuations of market price or cost of manufacturing similar items, (b) Invoices for new purchases made after the year-end from the original supplier of the inventory item, if sales prices are not available (replacement cost), and/or (c) Advertised prices on product brochures, also considering possible discounts, costs to complete and sell, and salability.

Goodwill and Definite-Lived Intangible Assets, Net: The Company tests its goodwill for impairment only upon the occurrence of an event or circumstances that may indicate the fair value of the entity is less than it’s carrying amount. For the three months ended September 30, 2023 and year ended June 30, 2023, the Company tested goodwill for impairment at the entity level, since there is one Reporting Unit. As part of the analysis, we performed a discounted cash flow based on the Company’s three-year projections and determined that the fair value of equity is higher than the carrying value of equity. As such, the Company’s analysis concluded that there was no impairment to Goodwill.

When a triggering event occurs, the Company has an option to first perform a qualitative assessment to determine whether it is more likely than not (i.e., 50% likely) that the fair value of the entity is less than it’s carrying amount. If the Company elects to use the qualitative option, it must decide whether it is more than 50% likely that the fair value of the entity is less than its carrying amount. If so, the one-step impairment test is required. However, if management concludes that fair value exceeds the carrying amount, further testing is unnecessary. Goodwill impairment is calculated as the amount by which the carrying amount of the entity including goodwill exceeds its fair value.

Intangible assets are stated at cost, less accumulated amortization. Amortization of customer relationships and lists is recorded using an accelerated method over the useful lives of the related assets, which range from 10 to 15 years. Covenants not to compete, trade name and favorable leases are amortized using the straight-line method over the estimated useful lives of the related assets, which range from 5 to 15 years.

Impairment of Long-Lived Assets: Recoverability of long-lived assets, including property and equipment, goodwill and certain identifiable intangible assets are evaluated whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Factors considered important which could trigger an impairment review include but are not limited to significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of the assets or the strategy for the overall business, significant decrease in the market value of the assets and significant negative industry or economic trends. In the event the carrying amount of the long-lived assets may not be recoverable based upon the existence of one or more of the indicators, the assets are assessed for impairment based on the estimated future undiscounted cash flows expected to result from the use of the asset and its eventual deposition. If the carrying amount of an asset exceeds the sum of the estimated future undiscounted cash flow, an impairment loss is recorded for the excess of the asset’s carrying amount over its fair value. There was no impairment during the three-month period ended September 30, 2023.

As of September 30, 2023, the fair value of the Company’s reporting unit exceeded its carrying value by less than 10%. Either a reduction in the long-term growth rate by more than 25 basis points or an increase in the discount rate by 65 basis points would result in the carrying value of the Company’s reporting unit exceeding its fair value, resulting in an impairment loss of the Company’s goodwill, which amounts to $89,116 as of September 30, 2023. Given the inherent uncertainties on the macroeconomic conditions and interest rates in general, actual results may differ from management’s current estimates and could have an adverse impact on one or more of the assumptions used in our quantitative model related to impairment assessment, resulting in potential impairment charges in subsequent periods.

Business Combinations — Valuation of Acquired Assets and Liabilities Assumed: The Company allocates the purchase price for each business combination, or acquired business, based upon (i) the fair value of the consideration paid and (ii) the fair value of net assets acquired, and liabilities assumed. The determination of the fair value of net assets acquired and liabilities assumed requires estimates and judgements of future cash flow expectations for the acquired business and the allocation of those cash flows to identifiable tangible and intangible assets. Fair values are calculated by applying estimates related to Internal Rate of Return (IRR) and Weighted Average Cost of Capital (WACC) assumptions as well as incorporating expected cash flows into industry standard valuation techniques. Goodwill is the amount by which the purchase price consideration exceeds the fair value of tangible and intangible assets acquired, less assumed liabilities. Intangible assets, such as customer relations and trade names, when identified, are separately recognized and amortized over their estimated useful lives, if considered definite lived. Acquisition costs are expensed as incurred and are included in the consolidated statements of operations and comprehensive income.

Warrant Liability – The Company’s warrant liability is remeasured at fair value as of the reporting period balance sheet date. The fair value of the Private Warrant was measured using the Lattice model approach. Significant inputs into the respective models at September 30, 2023 and February 10, 2023 (the initial recognition) are as follows:

	September 30,	February 10,
	2023	2023
Stock Price	$1.11	$3.30
Exercise price per share	$11.50	$11.50
Risk-free interest rate	4.61%	3.58%
Expected term (years)	4.1	4.8
Expected volatility	48.6%	28.6%
Expected dividend yield	—	—

The warrants are scheduled to expire on February 10, 2028.

The significant assumptions using the Lattice model approach for valuation of the Private Placement Warrants and Representative Warrants were determined in the following manner:

●	Risk-free interest rate: the risk-free interest rate is based on the U.S. Treasury rate with a term matching the time to expiration.
●	Expected term: the expected term is estimated to be equivalent to the remaining contractual term.
●	Expected volatility: expected stock volatility is based on daily observations of the Company’s historical stock value and implied by market price of the Public Warrants, adjusted by guideline public company volatility.
●	Expected dividend yield: expected dividend yield is based on the Company’s anticipated dividend payments. As the Company has never issued dividends, the expected dividend yield is 0% and this assumption will be continued in future calculations unless the Company changes its dividend policy.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

We are a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and are not required to provide the information required under this item.

Item 4. Controls and Procedures

Our management, under the direction of and with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act) as of September 30, 2023. Based on the evaluation of our disclosure controls and procedures, our management concluded that, as of September 30, 2023, our disclosure controls and procedures were not effective due to the material weaknesses described below. These material weaknesses in our internal control over financial reporting relates to the fact that Alliance did not have the necessary business processes and related internal controls formally designed and implemented to provide reasonable assurance regarding the reliability of the financial reporting and the preparation of our financial statements in accordance with U.S. generally accepted accounting principles, as described further below. We have added and continue to evaluate the need for additional controls over the accounting and financial reporting requirements related to certain non-routine transactions, which are still being designed and implemented. The material weaknesses will not be considered remediated until such time as management designs and implements effective controls that operate for a sufficient period of time and has concluded, through testing, that these controls are effective.

Material Weaknesses in Internal Control Over Financial Reporting

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual consolidated financial statements will not be prevented or detected on a timely basis. As of September 30, 2023, the following material weaknesses existed:

Entity Level Controls

Management did not maintain appropriately designed entity-level controls impacting the (1) control environment, (2) risk assessment procedures, and (3) monitoring activities to prevent or detect material misstatements to the financial statements and assess whether the components of internal control were present and functioning. These deficiencies were primarily attributed to an insufficient number of qualified resources to support and provide proper oversight and accountability over the performance of controls.

Control Activities

Management did not have adequate selection and development of effective control activities resulting in the following material weaknesses:

●	Information Technology (IT) General Controls – Certain information technology general controls for security and administration of key IT systems were not designed properly or did not operate effectively. Specifically, (i) periodic user access reviews of roles and permissions were not performed sufficiently throughout the period for certain key IT systems, and (ii) certain key IT systems were not logically restricted, resulting in improper segregation of duties for certain business processes.
●	Financial Close Processes – Management did not design and maintain formal accounting policies, and effective control activities over certain routine aspects of financial reporting. Specifically, management did not design and maintain effective controls over (i) the financial reporting process, including management review controls over areas of accounting such as revenue, inventory, accounts payable, income taxes and payroll, at an appropriate level of precision to detect a material misstatement and sufficient appropriate evidence was not maintained to support the execution and evaluation of the controls performed, (ii) the monthly financial close process, including the review of journal entries, account reconciliations, and analysis of recorded balances, and (iii) the completeness and accuracy of information used by control owners in the operation of certain controls.
●	Disclosures and Internal Control Over Financial Reporting – The Company did not have the necessary business processes and related internal controls over financial reporting formally designed and implemented to address the accounting and financial reporting requirements related to certain routine and non-routine transactions. Specifically, the controls failed to detect required disclosures, and errors in the accounting for the classification of the outstanding balance of the revolving credit facility, net, as of June 30, 2022, as previously disclosed in the audited consolidated financial statements as of and for the year ended June 30, 2022, and as of September 30, 2022.
●	Annual Impairment Analysis – Management did not design and implemented control activities that would allow the proper and timely identification, over the annual impairment analysis, of (i) triggering events and quantitative assessment approach used; and (ii) assessing completeness and accuracy of information used in the segment and reporting unit determination.

Remediation Plan

In response to the material weaknesses noted above, the Company’s management began to take actions to remediate the identified material weaknesses in internal control over financial reporting during the fiscal year ended June 30, 2023. As part of management’s remediation plan, certain efforts were put into place and were underway prior to September 30, 2023. Both new and revised controls that management started to implement in the second fiscal quarter of 2023 as part of the remediation plan require a period of seasoning to allow for a sufficient operating effectiveness testing sample. Management plans to build on and continue such efforts going into the fiscal year ending June 30, 2024, in order to successfully remediate the identified material weaknesses. The remediation actions include, but are not limited to, the following:

Entity Level Controls – In an effort to provide additional support, oversight and accountability over the performance of controls, the Company is evaluating enhancing its key financial reporting positions. Management will continue to assess the composition of its resource needs, both internal and external, which may include adding additional accounting and compliance resources. Management may also consider engaging third-party advisors when necessary to supplement its existing resources.

Information Technology General Controls – User access assessments for logical security (roles and privileges) will be performed and periodic user access reviews for key IT systems will be implemented. All IT processes will be centrally managed and IT Management will consider transition certain hosting and administration responsibilities to third-parties.

Financial Close Process Disclosures and Internal Control Over Financial Reporting, and Annual Impairment Analysis – Our remediation plan related to these material weaknesses include:

●	Management will enhance the design of and implement controls around the rigor of the review process, and retention of sufficient appropriate evidence over revenue, inventory, accounts payable, payroll, income taxes, credit facility, journal entries, and other business processes.
●	Developing monitoring controls and protocols that will allow us to timely assess the design and the operating effectiveness of controls over financial reporting and make necessary changes to the design of controls, if any.
●	Engaging a professional third-party service provider to assist management with the design and implementation of internal controls.
●	With the assistance from the third-party service provider, and under the supervision of the Chief Financial Officer, commencing the design and implementation of significant process transaction flows and key controls in the Company’s business processes, including revenue, inventory, income taxes, and IT environment.
●	Adopting a process to identify and assess the Company’s disclosure controls and procedures, including the preparation and review of presentation and disclosure requirement checklists, and review of the completeness and accuracy of the underlying support of amounts contained in the financial statements.

Despite the existence of the material weaknesses, we believe the financial information presented herein is materially correct and in accordance with generally accepted accounting principles in the United States.

The elements of our remediation plan can only be accomplished over time, and we can offer no assurance that these initiatives will ultimately have the intended effects. As management continues to evaluate and work to improve our internal control over financial reporting, management may determine it is necessary to take additional measures to address the material weakness. The material weakness will not be considered remediated unless and until such time as management designs and implements effective controls that operate for a sufficient period of time and concludes, through testing, that these controls are effective. Until the controls have been operating for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively, the material weakness described above will continue to exist. Management will monitor the progress of the remediation plan and report regularly to the audit committee of the board of directors on the progress and results of the remediation plan, including the identification, status and resolution of internal control deficiencies. We can provide no assurance that the measures we have taken and plan to take in the future will remediate the material weakness identified or that any additional material weakness or restatements of financial results will not arise in the future due to a failure to implement and maintain adequate internal control over financial reporting or circumvention of these controls. In addition, even if we are successful in strengthening our controls and procedures, in the future these controls and procedures may not be adequate to prevent or identify irregularities or errors or to facilitate the fair presentation of our financial statements.

Changes in Internal Control over Financial Reporting

For the three months ended September 30, 2023, except as described above, there were no changes in our internal control over financial reporting during the most recent fiscal quarter that were identified in connection with management’s evaluation required by paragraph (d) of Rules 13d-15 and 15d-15 under the Exchange Act that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II - OTHER INFORMATION

Item 1. Legal Proceedings

Alliance is currently involved in, and may in the future be involved in, legal proceedings, claims, and government investigations in the ordinary course of business. These include proceedings, claims, and investigations relating to, among other things, regulatory matters, commercial matters, intellectual property, competition, tax, employment, pricing, discrimination, consumer rights, personal injury, and property rights.

Depending on the nature of the proceeding, claim, or investigation, the Company may be subject to monetary damage awards, fines, penalties, or injunctive orders. Furthermore, the outcome of these matters could materially adversely affect Alliance’s business, results of operations, and financial condition. The outcomes of legal proceedings, claims, and government investigations are inherently unpredictable and subject to significant judgment to determine the likelihood and amount of loss related to such matters.

In particular, on March 31, 2023, a class action complaint, titled Matthew McKnight v. Alliance Entertainment Holding Corp. f/k/a Adara Acquisition Corp., Adara Sponsor LLC, Thomas Finke, Paul G. Porter, Beatriz Acevedo-Greiff, W. Tom Donaldson III, Dylan Glenn, and Frank Quintero, was filed in the Delaware Court of Chancery against our pre-Business Combination board of directors and executive officers and Adara Sponsor LLC, alleging breaches of fiduciary duties by purportedly failing to disclose certain information in connection with the Business Combination and by approving the Business Combination. We intend to vigorously defend the lawsuit. There can be no assurance, however, that we will be successful. At this time, we are unable to estimate potential losses, if any, related to the lawsuit.

Item 1A. Risk Factors

Factors that could cause our actual results to differ materially from those in this Quarterly Report are any of the risks described in our Annual Report on Form 10-K for the year ended June 30, 2023, filed with the SEC on October 19, 2023. Any of these factors could result in a significant or material adverse effect on our results of operations or financial condition. Additional risk factors not presently known to us or that we currently deem immaterial may also impair our business or results of operations.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds.

None.

Item 3. Defaults Upon Senior Securities

None.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Other Information

None.

Item 6. Exhibits

The following exhibits are filed as part of, or incorporated by reference into, this Quarterly Report on Form 10-Q.

No.	Description of Exhibit
31.1*	Certification of Principal Executive Officer and Principal Financial Officer pursuant to Securities Exchange Act Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1**	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (Embedded within the Inline XBRL document and included in Exhibit)

*	Filed herewith.
**	Furnished herewith.

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLIANCE ENTERTAINMENT HOLDING CORPORATION

Date: November 9, 2023	By:	/s/ Jeffrey Walker
	Name:	Jeffrey Walker
	Title:	Chief Executive Officer and Chief Financial Officer
(Principal Executive, Financial and Accounting Officer)

EXHIBIT 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER

PURSUANT TO RULE 13A-14(A) UNDER THE SECURITIES EXCHANGE ACT OF 1934,

AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Jeffrey Walker, certify that:

1.	I have reviewed this quarterly report on Form 10-Q of Alliance Entertainment Holding Corporation;
2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the periods covered by this report;

3.

Based on my knowledge, the unaudited condensed financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.

I, as the registrant’s Chief Executive Officer and Chief Financial Officer, am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the registrant, is made known to us by others within those entities, particularly during the periods in which this report is being prepared; and

b)	(Paragraph omitted pursuant to Exchange Act Rules 13a-14(a) and 15d-15(a));
c)

Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the periods covered by this report based on such evaluation; and

d)

Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.

I, as the registrant’s Chief Executive Officer and Chief Financial Officer, have disclosed, based on my most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November 9, 2023	/s/ Jeffrey Walker
Jeffrey Walker
Chief Executive Officer and Chief Financial Officer
(Principal Executive, Financial and Accounting Officer)

EXHIBIT 32.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Alliance Entertainment Holding Corporation (the “Company”) on Form 10-Q for the quarterly period ended September 30, 2023, as filed with the Securities and Exchange Commission (the “Report”), I, Jeffrey Walker, Chief Executive Officer and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: November 9, 2023	/s/ Jeffrey Walker
Jeffrey Walker
Chief Executive Officer and Chief Financial Officer
(Principal Executive, Financial and Accounting Officer)